FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: January 17, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

January 17, 2005

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton to Release 4th Quarter & Year End Results March 7, 2005

Vancouver, British Columbia - Wheaton River Minerals Ltd. (WRM:TSX, WHT:AMEX) will release fourth quarter and year end results for 2004 on Monday, March 7th, 2005 after the close of business.

A conference call will be held Tuesday, March 8th at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-866-902-2211, or (416) 695-6120 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-866-518-1010 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.wheatonriver.com.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 604-696-3011 or email ir@wheatonriver.com.